SE 14047227 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boomerang Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Old Kings Highway South
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donough McDonough 203-855-4577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street #3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/21

OATH OR AFFIRMATION

I, Maureen O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boomerang Capital LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Securities Principal

Title

Notary Public

PATRICIA CUTLER
Notary Public, State of New York
Qualified in Columbia County
No. 04CU6117635
My Commission Expires Nov 1, 20 16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOOMERANG CAPITAL LLC

Statement of Financial Condition
December 31, 2013
In accordance with Rule 17A-5(d)

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

BOOMERANG CAPITAL LLC

TABLE OF CONTENTS

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To the Members of
Boomerang Capital LLC

Report on the Financial Statement

We have audited the accompanying balance sheet of Boomerang Capital LLC as of December 31, 2013, and the related notes (to the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Boomerang Capital LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Summit llc

Denver, Colorado
February 10, 2014

BOOMERANG CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	100,654
Fee income receivables		7,596
Furniture, equipment and software, at cost, net of accumulated depreciation of $100,561		-
Deposits		50,000
	$	**158,250**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	8,448
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)		
MEMBERS' EQUITY (Note 3):		
Members' interests		571,779
Accumulated deficit		(421,977)
Total members' equity		149,802
	$	**158,250**

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Boomerang Capital LLC, (the "Company") was incorporated as a limited liability company in the state of Delaware on September 10, 2001. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds") as a placement agent for accredited investors and institutions for third party fund managers. The Company commenced operations in September of 2001 and registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as a broker-dealer on September 10, 2001.

The Company, under rule 15c3-3(k)(1), is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.

Revenue Recognition

The Company has entered into placement agent agreements with various funds. The Funds pay the Company a portion of their management fee and a portion of the annual performance fees. The fee income is recorded on an accrual basis, estimating fees based on subsequent payments.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns.

Depreciation

The Company provides for depreciation of furniture, equipment and software on a straight-line basis using estimated useful lives of three to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2013.

NOTE 2 - PRIVATE PLACEMENT ARRANGEMENTS

All investor capital is introduced to third party hedge funds and private equity funds on a fully-disclosed basis. The agreements with the general partners and managing members of the Funds vary by agreement based on advisory services provide or a percentage of the fees charged to the investors from the Funds.

NOTE 3 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2013, the Company had net capital and net capital requirements of $92,206 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .09 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS

The Company leases office space from an unrelated third party under a noncancellable operating lease. At December 31, 2013, aggregate minimum future rental commitments under this lease with a remaining term in excess of one year are as follows:

December 31,	Amount
2014	$ 108,496
2015	111,489
2016	85,300
Total	**$ 305,285**

Total rental expense of $92,203, including the lease referred to above, was charged to operations during the year ended December 31, 2013.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company has entered into private placement agreements with several investment managers. Currently, the Company receives a portion of the management fees and performance fees from four different investment managers. The total revenue earned and percentage of total revenue from each investment manager was $126,982 and 85%, and $22,522 and 15%, respectively.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client investor accounts to various hedge funds and private equity funds, all of which are traded by third-party fund managers. The Company does not take discretionary control over any account or funds. The Funds, to which the Company introduces accounts, pay the Company a portion of the management and performance fees received by the Fund. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (Continued)

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a Fund, and if the Fund is not able to offset such losses, the Fund could lose all of its assets and the introduced investors in the Fund could realize a loss. The Company would, therefore, lose management and performance fees associated with the introduced capital of the investor to the Fund.

The Company may from time to time be involved in various other legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial positions of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company. For the year ended and as of December 31, 2013, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

NOTE 7 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through February 10, 2014, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.